P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

25 October 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

05012199

82-2083

SUPPL

Dear Sirs

P&O TRADING UPDATE: JULY TO SEPTEMBER 2005

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program

Yours faithfully

Liz Eddington
Company Secretariat

enc

82 – 2083

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON TUESDAY, 25 OCTOBER 2005

P&O TRADING UPDATE: JULY TO SEPTEMBER 2005

Highlights

- Ports achieved Q3 organic growth in container volumes of 7% (excluding the impact of Hurricanes Katrina and Rita, 6% otherwise). Overall growth rates remain strong in Asia and the Americas but Europe saw a continuation of the weaker trends of the first half of the year;
- Full year organic volume growth for Ports is expected to be approximately 7% with profit growth continuing to exceed volume growth. However, it is anticipated that, mainly as a result of lower profits from the two UK terminals, Ports operating profit expectations for the full year will reduce by 2-3%;
- In Ferries, restructuring following the fundamental business review has now been fully implemented. In line with previous trends, Q3 freight volumes were stable and tourist volumes were slightly down on 2004. Average net freight rates were similar to 2004 but tourist rates remain under pressure. There is no change to expectations for the full year;
- Cold Logistics reported good trading in both the USA and Australia; and
- Net property sales agreed to date are approximately £375 million against the original target for the full year of £325 million.

Comment from P&O Chief Executive, Robert Woods

"Our Ports business continues to grow strongly, particularly in Asia. However, as we and many other companies have reported, the weaker growth rates seen in much of Europe earlier in the year are persisting. Our other businesses have made good progress, notably with the completion of the fundamental business review in Ferries."

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

P&O is a leading developer and operator of container ports around the world. This business accounts for over half of the company's net operating assets and the majority of operating profits. P&O is also a major ferry operator in the UK, provides cold logistics services internationally and has property interests in the US and the UK.

PORTS

	Throughput(1) (TEU(2) '000)			
	Q3		Year to Date	
	2005	**2004**	**2005**	**2004**
By Region				
Asia	1,664	1,481	4,832	4,275
Americas	614	552	1,781	1,614
Europe	985	1,040	2,833	2,935
ANZ	490	465	1,425	1,357
Total	**3,753**	**3,538**	**10,871**	**10,181**

(1) Throughput is reported on an equity-adjusted basis, i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its income statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

Overview

1. For Q3, total and organic container volume growth was 6% compared to 2004 and year to date it was 7%. Volumes were reduced by approximately 25,000 teus due to the closure of New Orleans following Hurricane Katrina. Excluding this impact, growth in Q3 was 7%. Although volumes were slower in some locations, good growth continued in both the Americas and Asia. In Europe, container throughput was reduced, including at the UK terminals, reflecting weak consumer demand. Expectations for full year volume growth are approximately 7%.

2. Tariff increases, agreed earlier in the year, and yield improvements have resulted in profit growth continuing to exceed volume growth. However, on current trends it is anticipated that operating profit (including P&O's share of joint ventures and associates operating profit) for the full year will be 2-3% below previous expectations. The majority of this reduction relates to the two UK terminals, where higher volumes had been anticipated.

Asia

3. Organic volume growth in Asia was 12% in Q3 and 13% for the year to date. Good growth was achieved across most terminals, particularly those in India, Pakistan and China, but weakness persisted in the Philippines and Indonesia.

4. During Q3, the NSICT terminal in Mumbai continued to operate at close to full capacity, although there was some impact from the record rainfall during the monsoon season and a strike by truck drivers, both of which resulted in restricted landside access to the terminal. As previously announced, following a review by the tariff authority in India, the tariff at NSICT has been reduced by approximately 15% as from September 2005. The annual profit impact of this tariff reduction is estimated to be £7.5 million. Elsewhere in India, volume growth at both Chennai and Mundra has been strong.

5. In China, 20% volume growth was achieved in Q3, with growth being particularly strong at Qingdao where it is expected that close to 4.8 million teus will be handled this year.

6. In Pakistan, strong growth continued in Q3. Our operations have been unaffected by the devastating earthquake in that region.

7. Trade has remained weak in Indonesia and consequently container volumes were slightly reduced in Q3 compared to 2004.

8. The Philippine operations continue to benefit from tariff increases achieved earlier in the year but container volume growth was weak.

9. As announced in July, agreement has been reached with our joint venture partner to double the size of the operations at Vostochny in Russia. P&O now holds a 25% investment in four container berths with an estimated total capacity approaching 1 million teus.

Americas

10. Organic volume growth in the Americas was 11% in Q3 and 10% year to date compared to 2004.

11. The US operations were disrupted by both Hurricanes Katrina and Rita. However, business has resumed at all locations including New Orleans, Gulfport, Lake Charles and Houston. Gulfport, one of our smaller operations, was the worst affected site. It is expected that the costs of damage to the facilities and of business interruption will largely be covered by insurance. The PNCT container terminal in New York improved its volume and profitability in Q3 due to the benefits of enhanced operational efficiency and an additional shipping line service secured earlier in the year.

12. At Vancouver, operations were adversely impacted by a strike by truck drivers in July but operations have now returned to normal. Redevelopment of our 'Centerm' terminal continues and new cranes and equipment were delivered during Q3. The terminal is anticipated to be operational by the end of Q1 2006.

13. There was a significant improvement in volumes in Argentina during Q3.

Europe

14. In Europe, Q3 volume was 5% lower than 2004 and year to date was 4% lower than 2004.

15. In the UK, Q3 volume at Southampton was lower than 2004 due to further weakness in UK consumption but also following the loss of a service at the end of 2004, as previously reported. However, introduction of a vehicle booking system and reconfiguration of the terminal layout has led to improved operations.

16. In France, growth at Le Havre was strong but industrial action in Marseille resulted in lower year on year volumes.

17. As in previous quarters, volumes at our existing sites in Antwerp were lower following the planned reduction in lower yielding business. Profitability continues to run ahead of last year. The new Antwerp Gateway (Deurganckdok) terminal opened in Q3 and a regular Grand Alliance Far East service commenced calls in September. As announced in July, CMA CGM has acquired a 10% shareholding in this project. Consequently there are now three shipping line shareholders with an aggregate shareholding of 50%, with P&O holding 42.5% and Duisport 7.5%.

18. Following the Government's announcement in July that it is 'minded to approve' the London Gateway Port and Business Park schemes, considerable work is underway to prepare for the development of the site to commence in early 2006. As requested by Government, P&O submitted its response to the 'minded to approve' letter by the 20 October deadline.

ANZ

19. For both Q3 and year to date, organic volume growth was 5%. Growth rates achieved at the container terminal facilities were as anticipated, albeit they were impacted by weak consumer demand. The significant improvement in the transport and logistics operations reported earlier in the year has continued during Q3.

FERRIES

	Carryings ('000)			
	Q3		Year to Date	
	2005	**2004**	**2005**	**2004**
Freight Units				
Short Sea	256	259	709	738
Other Routes	212	208	638	612
Total	**468**	**467**	**1,347**	**1,350**
Cars + coaches				
Short Sea	486	531	984	1,178
Other Routes	164	143	352	313
Total	**650**	**674**	**1,336**	**1,491**
Passengers				
Short Sea	2,708	3,097	5,969	7,290
Other Routes	690	634	1,595	1,520
Total	**3,398**	**3,731**	**7,564**	**8,810**

(1) 'Short Sea' is the Dover-Calais route. 'Other Routes' is an aggregation of P&O Ferries' other routes around the UK, on the North Sea, the Irish Sea and the Western Channel.

(2) Carryings are reported for continuing routes only and consequently the data has been restated to exclude the routes that have been closed or discontinued during 2004/5. These are the Mostyn-Dublin, Dublin-Cherbourg, Rosslare-Cherbourg and Fleetwood-Larne routes on the Irish Sea and the Portsmouth routes to Caen and Cherbourg on the Western Channel. Further, carryings are excluded for the loss making Portsmouth-Le Havre route which closed at the end of September 2005. To the date of closure, carryings on the Portsmouth-Le Havre route in 2005 were: freight 46,000 units (2004: 50,000), cars & coaches 198,000 units (2004: 136,000) and passengers 658,000 (2004: 524,000).

Fundamental Business Review

1. The Portsmouth-Le Havre route was closed at the end of September and consequently all the structural changes planned following the fundamental business review have now been implemented. Savings are ahead of expectations but are being offset by high fuel costs.

Freight

2. For Q3, total freight carryings were consistent with 2004. On the Short Sea, in Q3 there was market growth of 3% and P&O carryings were similar to 2004 despite lower fleet capacity (six ships in 2005 compared to seven in 2004) following implementation of the fundamental business review. On other routes, Q3 carryings were 2% ahead of 2004, reflecting good growth on the Irish Sea which more than offset competitive pressure on the North Sea. Average net freight rates (for continuing routes) were in line with Q3 2004.

Tourist Vehicles and Passengers

3. In Q3, total tourist vehicle carryings were 4% lower than 2004 and total passenger carryings were 9% lower than 2004. Average net tourist rates per unit (for continuing routes) experienced significant competitive pressure during Q3, but year to date remain slightly ahead of 2004. Average 'on-board' net revenue per head (for continuing routes) also remains ahead of 2004.

4. On the Short Sea, for Q3, P&O's tourist vehicle carryings were 8% lower than 2004 and passenger carryings were 13% down, reflecting the reduced fleet capacity and also a strategic reduction in 'day-trip traffic' and a focus on 'short break' and 'long stay' traffic. The earlier disruption due to berthing issues at Calais had some impact on bookings for summer sailings. On other routes, for Q3, tourist vehicle carryings were 15% ahead and passenger carryings were 9% ahead of the previous year. This largely reflected a strong performance on the Irish Sea which benefited from the closure of a competitor's route and also more sailings were operated on the Portsmouth-Bilbao route compared to 2004.

(ends)